UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

97 Poseidonos Avenue & 2, Foivis Street, Glyfada, 16674, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Dynagas LNG Partners LP (the “Company”) dated September 4, 2014: Dynagas LNG Partners LP Announces Public Offering of Senior Notes Due 2019

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2014

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

Dynagas LNG Partners LP Announces Public Offering
of Senior Notes Due 2019

ATHENS, Greece – September 4, 2014 – Dynagas LNG Partners LP (“Dynagas Partners” or the “Partnership”) (NASDAQ: DLNG) announced today that it plans to issue senior unsecured notes due 2019 (the “Notes”) in a registered public offering. Dynagas Finance Inc., a wholly-owned subsidiary of the Partnership, is acting as co-issuer of the Notes. The Partnership intends to use the net proceeds from the offering to finance the majority of the purchase price of one of three recently built vessels that the Partnership has the option to acquire from Dynagas Holding Ltd., the Partnership’s sponsor, together with its respective charter contract. The Partnership expects to fund the balance of the purchase price of the vessel with cash on hand.

The Notes will be issued in minimum denominations of $1,000.00 and integral multiples of $1,000.00 in excess thereof.

Sterne, Agee & Leach, Inc. and DNB Markets, Inc. will act as joint book-running managers and structuring agents for the offering.

When available, copies of the prospectus related to the offering may be obtained from Sterne, Agee & Leach, Inc., Prospectus Department, 277 Park Avenue, New York, New York 10172, email: syndicate@sterneagee.com or DNB Markets, Inc., Prospectus Department, 200 Park Avenue, 31st Floor, New York, New York, 10166, telephone: (212) 551-9814.

A registration statement relating to the Notes has been filed with the Securities and Exchange Commission, but has not yet become effective. The Notes may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities issuable pursuant to the registration statement, nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Dynagas LNG Partners LP

Dynagas Partners was formed on May 30, 2013 by Dynagas Holding Ltd. to own, operate and acquire liquefied natural gas (LNG) carriers.  The Partnership currently owns and operates a fleet of four LNG carriers, each of which has a carrying capacity of approximately 150,000 cbm and which are employed on multi-year charters.

Forward-Looking Statement

This press release contains “forward-looking statements.”  Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “may,” “should” and similar expressions are forward-looking statements.  The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  These forward-looking statements, which include, among other things, the proposed public offering of the Notes and the proposed use of the net proceeds that we expect to receive in the offering and sale of the Notes, involve risks and uncertainties that could cause the outcome to be materially different, including the Partnership not completing the offering.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact Information:

Dynagas LNG Partners LP

97 Poseidonos Avenue & 2 Foivis Street

Glyfada, 16674

Greece

Attention: Michael Gregos
Telephone: (011) 30 210 8917260
Email: management@dynagaspartners.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: dynagas@capitallink.com